FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 22, 2010

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
__________________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES UMTS SPECTRUM TENDER FOR TWO ADDITIONAL UMTS OPERATORS PUBLISHED

NETANYA, Israel, September 22, 2010 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that the Ministry of Communications, or MOC, published a UMTS spectrum tender for two additional UMTS operators. Participation will be allowed for new operators and Mirs Communications Ltd., or Mirs (an existing niche operator). The winners will be awarded a general license for the provision of cellular services (in Mirs' case, its current license shall be amended). The tender does not set a completion date for the tender process. The tender conditions are subject to changes.
The tender includes certain benefits and leniencies, such as a low minimum license fee and a reduction mechanism based on the market share gained by the winner and a prolonged timetable for network coverage completion. The tender committee, comprising of MOC and Ministry of Finance representatives, annexed to the tender a recommendation letter to the Minister of Communications, which is not part of the tender terms, recommending to award the winners with rebates on spectrum fees, based on market share gained. The tender committee mentioned in its recommendation letter to the Minister, the importance of regulating cell site sharing and national roaming, to increase the winners' ability to create competition in the market, but did not provide specific recommendations, as both issues are already being reviewed or under progress. Additional UMTS operators are expected to further increase competition in the market and could adversely influence the Company's results of operations.

For additional details see the Company's most recent annual report for the year ended December 31, 2009 on Form 20-F, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We operate in a heavily regulated industry, which can harm our results of operations" and " We face intense competition in all aspects of our business” as well as under "Item 4. Information on the Company – B. Business Overview – Competition” and the Company's immediate report regarding the Company's results of operations in the second quarter of 2010 on form 6-K dated August 26, 2010, under "Other developments during the first quarter of 2010 and subsequent to the end of the reporting period – Other regulatory developments".

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.341 million subscribers (as at June 30, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	September 22, 2010	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel